UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

_____________________________

i3 Verticals, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value
(Title of Class of Securities)

46571Y107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

_____________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)
        ☐ Rule 13d-1(c)
        ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory S. Daily
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,678,681
	6	SHARED VOTING POWER 2,638,807
	7	SOLE DISPOSITIVE POWER 4,678,681
	8	SHARED DISPOSITIVE POWER 2,638,807
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	(a) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.7%
12		TYPE OF REPORTING PERSON* IN

CUSIP NO. 46571Y107	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.
i3 Verticals, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
40 Burton Hills Blvd, Suite 415 Nashville, TN 37215
Item 2(a).	Name of Person Filing.
Gregory S. Daily
Item 2(b).	Address of Principal Business Office or, if None, Residence.
40 Burton Hills Blvd, Suite 415 Nashville, TN 37215
Item 2(c).	Organization/Citizenship.
United States of America.
Item 2(d).	Title of Class Of Securities.
Class A common stock, $0.0001 par value
Item 2(e).	CUSIP Number.
46571Y107
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:
Not Applicable.
Item 4.	Ownership.
Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The ownership information below represents beneficial ownership of Class A common stock of the Issuer based on 14,538,426 shares of Class A common stock outstanding as of January 17, 2020, and the assumed conversion of all 12,891,637 common units of i3 Verticals, LLC outstanding as of January 17, 2020 into shares of Class A common stock of the Issuer on a one-to-one basis, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 24, 2020.

Person	Total Shares Of Class A common stock Beneficially Owned	Percent of Class	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Gregory S. Daily	7,317,488	26.7%	4,678,681(1)	2,638,807(2)	4,678,681(1)	2,638,807(2)
(1)	Includes (i) 1,259,388 Class A common stock held by Gregory Daily and (ii) 3,419,293 Class A common stock held by Gregory Daily and Collie Daily, as joint tenants by the entirety, of which 1,403,604 were pledged as collateral to secure a securities based line of credit account to Raymond James Bank, N.A.
(2)	Includes (i) 10,796 shares of Class A common stock held of record by Courtney Daily, Mr. Daily’s daughter, (ii) 84,800 shares of Class A common stock held by GSD Family Investments, LLC and (iii) 2,543,211 Class A common stock held of record by Daily Family Investments, LLC, of which Mr. Daily’s family is the beneficiary.

CUSIP NO. 46571Y107	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications. Not Applicable.

CUSIP NO. 46571Y107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020	By: /s/ Gregory S. Daily
Name: Gregory S. Daily